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                                                                    EXHIBIT 12.1

Newfield Exploration Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)



                                                                           For the Year Ended December 31,
                                                                  -------------------------------------------------
                                                                    1998      1999       2000      2001      2002
                                                                  --------  --------   --------  --------  --------
Pre-tax income from continuing operations                         ($88,376) $ 52,015   $204,689  $191,360  $110,885

Fixed charges:
Interest expense, including debt issue amortization                  9,508    14,744     18,664    28,312  $ 35,060
Capitalized interest                                                 4,369     2,376      5,353     8,891     8,839
Interest portion of rent expense                                       633       933      1,072     1,367     1,600
                                                                  --------  --------   --------  --------  --------
Total fixed charges before preferred dividend requirements          14,510    18,053     25,089    38,570    45,499
                                                                  --------  --------   --------  --------  --------
Preferred dividend requirements                                         --        --         --        --        --
                                                                  --------  --------   --------  --------  --------
Total fixed charges and preferred dividend requirements                 --        --         --        --        --
                                                                  ========  ========   ========  ========  ========

Earnings Before Fixed Charges (excludes capitalized interest)
and preferred dividend requirements                                (78,235)   67,692    224,425   221,039   147,545
Earnings Before Fixed Charges (excludes capitalized interest)      (78,235)   67,692    224,425   221,039   147,545

Ratio of earnings to fixed charges                                  Note(1)      3.7        8.9       5.7       3.2
Ratio of earnings to combined fixed charges and preferred
dividends(2)                                                        Note(1)      3.7        8.9       5.7       3.2



Fixed charges consist of interest (both expensed and capitalized), distributions on convertible trust preferred securities and the estimated interest component of rent expense.



(1) We had a loss for the year ended December 31, 1998 for purposes of computing these ratios. Earnings for such year were insufficient to cover fixed charges by approximately $92.7 million.



(2) As of the date of this prospectus, there are no outstanding shares of preferred stock.



                                  Exhibit 12.1